FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        July, 2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ Anthony P. Walsh Anthony P. Walsh, President & CEO

Dated:   July 11, 2005

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

July 11, 2005	NEWS RELEASE 05-15	MAE - TSE MNG-AMEX

Miramar to Resume Step-out Drilling at Madrid Deposit, Hope Bay Project
— Objective is to Confirm and Expand Wide, High Grade Gold Mineralization —

VANCOUVER — Miramar Mining Corporation (MAE-TSX, MNG-AMEX) today announced that it will resume drilling at the Madrid deposit in mid-July, as part of its Summer 2005 exploration program for the Hope Bay Project in Nunavut. The principal objective of this program is to confirm and expand the wide, high-grade mineralization identified in drill hole 05PMD328, which intercepted 11.5g/t gold over 66.5m at a depth of approximately 275m below surface. Hole 05PMD328 was a 100m step out from a 2004 hole (04PMD274) that intercepted 9.8g/t over 64.2m. Other objectives for the program include testing of additional targets in the immediate vicinity of the Madrid deposit, and preliminary evaluation of a number of targets and prospects on the balance of the Hope Bay belt.

“The outstanding results from these two holes 100m apart suggest considerable potential for the development of a significant body of excellent grade gold mineralization. In fact hole 05PMD328 is the best hole drilled at Hope Bay to date and in combination with other drilling at Madrid, strengthens Madrid’s potential to become a major gold producer on the Hope Bay belt.” said Tony Walsh, President & CEO. “Our summer program is not only aimed at confirming the continuity of this new zone of thick, high grade gold mineralization, but also at continuing to expand it.”

Madrid Deposit

The Madrid deposit is one of three known gold districts found to date on the Hope Bay belt. At year end 2004, Madrid was estimated to contain an indicated resource of 838,000oz of gold at a grade of 5.5 g/t with an additional 2.6 million oz of gold at a grade of 5.4g/t in the inferred category, which was a one million oz increase over the year-end 2003 estimate. The bulk of this gold mineralization occurs within a 2km section of the 11km long favourable structure identified. Mineralization at Madrid consists of disseminated replacement style sulphide and gold mineralization which is analogous to deposits within a number of major gold producing districts in Eastern Canada. This style of mineralization is favourable for the development of very significant gold deposits and is Miramar’s most exciting and prospective target within the Hope Bay belt.

Summer Program

Approximately 17,643m of drilling were completed during the first half of 2005 at Hope Bay, primarily focused on the Madrid and Doris Central deposits. These programs successfully achieved Miramar’s objectives of in fill drilling the near surface portion of the Madrid deposit and all of the Doris Central deposit to standards suitable for estimating an indicated resource, a requirement for inclusion in the feasibility study planned for the Phase 2 development discussed below. This drilling also included the first resource expansion holes of 2005, which expanded the mineralization at Doris Central and resulted in the outstanding intercept in hole 05PMD328.

A further 11,000m of drilling is planned over the summer of 2005, with the main emphasis being on the western portion of the Madrid deposit, where the wide, high-grade gold mineralization was intersected in a number of holes including holes 05PMD328 and 04PMD274. This drilling will both reduce the current drill spacing to a level suitable for resource estimation, but also step out 50-75m at a time in order to test the potential to further extend this exceptional zone of gold mineralization. Approximately 6 to 8 holes are planned in this area.

Other targets to be tested by drilling during the summer include a series of narrow but very high grade veins in the hanging wall of the Madrid mineralization that are currently excluded from the resource estimate due to insufficient drilling. Better intercepts from these veins include 31g/t gold over 11.0m, 54g/t over 10.2m, 124g/t over 2.0m and 118g/t gold over 2.3m. However, the orientation of these veins is uncertain and likely includes a portion of the veins that are sub-parallel to the drill holes and so their true width, continuity and potential cannot be properly assessed. Some of the summer 2005 holes will drill across several of these veins to better assess their importance. Drilling will also test a sequence of altered rocks 200 meters east of the main Madrid mineralization which is similar to that hosting the main mineralization at Madrid and has potential to host a new mineralized horizon.

From a more regional perspective, field work is underway in a number of areas of the Hope Bay belt in order to meet the assessment work requirements of these areas, with the objective of better understanding the regional geologic setting of these largely unexplored portions of the Hope Bay belt, and their potential prospectivity for hosting new gold deposits. A number of targets that come out of this work are likely to be drill tested in 2005.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution and risk to shareholders, Miramar has developed a phased approach to maximizing gold production from the Hope Bay belt:

Phase 1:	Short Term: Develop a small-scale, high-grade, low-cost, high-return gold mine at Doris North with the objective of generating significant cash flow, after capital payback, which would be used to advance the subsequent phases while minimizing equity dilution. Doris North is projected to produce 155,000 oz of gold per year for two years.

Phase 2:	Medium Term: To extend and expand production levels by developing the higher grade, more accessible areas of the Boston, Doris and Madrid deposits, with a target production level of approximately 200,000 oz of gold per annum, generating cash flow anticipated to complete Phase 3.

Phase 3:	Longer Term: To further expand gold production by maximizing the potential of the very large Madrid deposit and the remainder of the Boston and Doris deposits, to generate sustained production estimated to be in the range of 350,000 to 400,000 oz of gold per annum.

In parallel with these activities, Miramar intends to continue the exploration programs at Hope Bay to discover new deposits to contribute to a sustained intermediate production profile, while conducting grassroots exploration in cooperation with strategic partners.

Production from Doris North is subject to successful completion of permitting procedures and production financing. Any options for production from Doris Central, Madrid or Boston would be subject to the successful completion of additional drilling, economic studies and permitting procedures, as well as availability of financing among other conditions.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation. The analytical method for the gold analyses is gravimetric assay done by TSL Laboratories in Saskatoon, with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by ALS Chemex in North Vancouver.

Assay intervals reported are drill core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the 2005 work program, the proposed feasibility study, and production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)" does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President
& CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email:  info@miramarmining.com

B
B'
S
N
05PMD301
1.3g/t over 3.6m
0m
05PMD305
11.0g/t over 7.7m
05PMD307
2.9g/t over 9.7m
05PMD341
3.2g/t over 9.5m
05PMD310
3.0g/t over 19.0m
05PMD340
3.3g/t over 1.5m
05PMD314
2.9g/t over 11.5m
05PMD323
2.6g/t over 2.0m
05PMD318
1.9g/t over 4.9m
05PMD329
nsi
05PMD325
2.5g/t over 10.8m
05PMD302
3.4g/t over 2.5m
05PMD309
5.6g/t over 27.8m
05PMD306
6.6g/t over 2.0m
05PMD327
4.3g/t over 4.0m
05PMD319
4.2g/t over 5.9m
05PMD313
3.7g/t over 29.7m
05PMD322
3.9g/t over 1.0m
100m
04PMD264
5.8g/t over 11.3m
05PMD334
2.6g/t over 13.5m
05PMD317
10.4g/t over 1.9m
05PMD332
nsi
05PMD331
8.5g/t over 17.6m
05PMD326A
3.3g/t over 5.3m
05PMD315
4.7g/t over 9.9m
05PMD333
nsi
Miramar Hope Bay Ltd.
Naartok East
Longitudinal
Total Mineralization
July 6, 2005
04PMD243
nsi
04PMD258
7.8g/t over 35.8m
OPEN
>100g/t*m contour
50-100g/t*m contour
20-50g/t*m contour
0-20g/t*m contour
overburden
Below extent of drilling
2005 Proposed Pierce Points
2005 Pierce Point
2004 Pierce Point
Pre-2004 Pierce Point
*nsi (no significant intercept)
04PMD266
1.4g/t over 7.9m
05PMD304
6.3g/t over 38.0m
04PMD260
3.4g/t over 31.8m
05PMD320
2.6g/t over 25.5m
05PMD330
26.0g/t over 1.0m
05PMD324
14.1g/t over 4.0m
04PMD268
4.4g/t over 12.7m
04PMD246
5.9g/t over 21.3m
05PMD336
5.4g/t over 9.4m
04PMD269
3.2g/t over 28.1m
04PMD270
5.2g/t over 19.5m
04PMD274
9.8g/t over 64.2m
05PMD328
11.5g/t over 66.5m
04PMD278
10.2g/t over 17.0m
04PMD262
6.4g/t over 30.7m
04PMD283
6.8g/t over 7.1m
OPEN
300m
04PMD276
24.8g/t over 2.3m
04PMD286
1.7g/t over 13.0m
OPEN
04PMD281A
10.1g/t over 6.1m
04PMD285
47.4g/t over 0.6m
0m
100m
OPEN
*Only selected intercepts reported